Exhibit 99.2

NOVA LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS OF June 30, 2025

NOVA LTD.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(U.S. dollars in thousands, except share data)

	June 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	160,563	157,779
Short-term interest-bearing bank deposits	208,385	211,877
Marketable securities	187,837	216,910
Trade accounts receivable, net of allowance of $753 and $576 at June 30, 2025 and December 31, 2024, respectively	138,407	139,318
Inventories	182,020	156,599
Other current assets	24,145	19,466
Total current assets	901,357	901,949
Non-current assets
Marketable securities	287,525	225,818
Interest-bearing bank deposits and restricted cash	11,897	7,847
Deferred tax assets	35,357	31,639
Severance pay funds	1,056	1,043
Operating lease right-of-use assets	52,440	51,193
Property, plant and equipment, net	92,019	81,746
Intangible assets, net	50,411	31,458
Goodwill	90,736	48,317
Other long-term assets	10,828	9,412
Total non-current assets	632,269	488,473
TOTAL ASSETS	1,533,626	1,390,422
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	149,967	180,564
Trade accounts payable	53,594	59,578
Deferred revenues	64,518	72,886
Operating lease current liabilities	6,972	7,169
Other current liabilities	75,902	68,033
Total current liabilities	350,953	388,230
Non-Current liabilities
Accrued severance pay	3,670	3,302
Operating lease long-term liabilities	52,294	48,363
Deferred tax liability	13,971	8,495
Other long-term liabilities	16,328	14,237
Total non-current liabilities	86,263	74,397
TOTAL LIABILITIES	437,216	462,627
Commitments and contingencies
SHAREHOLDERS’ EQUITY
Ordinary shares, no par value - Authorized 60,000,000 shares at June 30, 2025 and  December 31, 2024 ; Issued and Outstanding 29,652,464 and 29,278,401 at  June 30, 2025 and  December 31, 2024, respectively.

Additional paid-in capital	158,747	134,951
Accumulated other comprehensive income (loss)	6,404	(5,301)
Retained earnings	931,259	798,145
Total shareholders’ equity	1,096,410	927,795
Total liabilities and shareholders’ equity	1,533,626	1,390,422

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOVA LTD.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. dollars in thousands, except share and per share data)

	Six Months Ended June 30,
	2025	2024
Revenues:
Products	351,771	236,166
Services	81,574	62,490
Total revenues	433,345	298,656
Cost of revenues:
Products	139,547	87,915
Services	44,249	34,919
Total cost of revenues	183,796	122,834
Gross profit	249,549	175,822
Operating expenses:
Research and development, net	68,680	50,265
Sales and marketing	39,649	32,516
General and administrative	12,345	10,203
Total operating expenses	120,674	92,984
Operating income	128,875	82,838
Financial income, net	28,114	13,961
Income before taxes on income	156,989	96,799
Income tax expenses	23,875	14,797
Net income	133,114	82,002

Earnings per share:
Basic	4.54	2.83
Diluted	4.17	2.56

Weighted-average shares used in calculation of earnings per share (in thousands):
Basic	29,315	29,018
Diluted	32,030	32,221

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOVA LTD.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(U.S. dollars in thousands)

	Six Months Ended June 30,
	2025	2024
Net income	133,114	82,002

Other comprehensive income (loss), net of tax:
Cumulative Translation Adjustment	7,695	(1,482)
Available-for-sale investments (Note 3):
Unrealized gain (loss) on available-for-sale marketable securities, net	2,509	(642)
Cash flow hedges:
Unrealized gain (loss) from cash flow hedges	2,196	(613)
Less: reclassification adjustment for net loss included in net income	(695)	(72)
Other comprehensive income (loss)	11,705	(2,809)

Total comprehensive income	144,819	79,193

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOVA LTD.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
(U.S. dollars in thousands, except ordinary shares number)

			Accumulated
	Ordinary	Additional	Other		Total
	Shares	Paid-in	Comprehensive	Retained	Shareholders’
	Number	Capital	Income (Loss)	Earnings	Equity

Balance as of January 1, 2024	29,013,834	139,694	(3,325)	614,383	750,752
Issuance of shares upon exercise of options	38,076	-	-	-	-
Issuance of shares upon vesting of RSU	38,796	-	-	-	-
Share based compensation	-	12,666	-	-	12,666
Other comprehensive loss	-	-	(2,809)		(2,809)
Net income	-	-	-	82,002	82,002
Balance as of June 30, 2024	29,090,706	152,360	(6,134)	696,385	842,611

Balance as of January 1, 2025	29,278,401	134,951	(5,301)	798,145	927,795

Issuance of shares upon exercise of options	9,161	-	-	-	-
Issuance of shares upon vesting of RSU	39,154	-	-	-	-
Issuance of shares upon conversion of convertible senior notes	418,777	31,165	-	-	31,165
Share based compensation	-	12,633	-	-	12,633
Shares repurchase at cost	(93,029)	(20,002)	-	-	(20,002)
Other comprehensive gain	-	-	11,705	-	11,705
Net income	-	-	-	133,114	133,114
Balance as of June 30, 2025	29,652,464	158,747	6,404	931,259	1,096,410

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOVA LTD.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(U.S. dollars in thousands)

	Six months ended June 30,
	2025	2024
Cash flows from operating activities:
Net income	133,114	82,002
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	6,328	5,821
Amortization of intangible assets	4,044	2,909
Amortization of premium and accretion of discount on marketable securities, net	(2,888)	(3,425)
Amortization of debt discount and issuance costs	568	644
Share-based compensation	12,633	12,666
Net effect of exchange rate fluctuation	(15,056)	1,935
Changes in assets and liabilities:
Trade accounts receivable, net	6,480	17,004
Inventories	(15,394)	(20,278)
Other current and long-term assets	(5,930)	(567)
Deferred tax, net	(6,144)	(2,349)
Operating lease right-of-use assets	(1,881)	2,145
Trade accounts payable	(1,717)	5,624
Deferred revenues	(12,431)	12,279
Operating lease liabilities	4,368	(3,499)
Other current and long-term liabilities	7,761	6,855
Accrued severance pay, net	355	1
Net cash provided by operating activities	114,210	119,767
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	(56,355)	-
Change in short-term and long-term interest-bearing bank deposits	(129)	(82,016)
Investment in marketable securities	(156,799)	(146,548)
Proceeds from maturity of marketable securities	130,160	136,752
Purchase of property and equipment	(11,595)	(5,180)
Net cash used in investing activities	(94,718)	(96,992)
Cash flows from financing activities:
Purchases of treasury shares	(20,002)	-
Net cash used in financing activities	(20,002)	-
Effect of exchange rate fluctuations on cash and cash equivalents and restricted cash	3,612	4
Changes in cash and cash equivalents and restricted cash	3,102	22,779
Cash and cash equivalents - beginning of period	157,779	107,574
Cash and cash equivalents and restricted cash - end of period	160,881	130,353

NOVA LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands, except share and per share data)

NOTE 1 -	GENERAL

Business Description:

Nova Ltd. (”Nova” or “the  Parent Company”) was incorporated and commenced operations in 1993 in the design, development and production of process control systems, used in the manufacturing of semiconductors. Nova has wholly owned subsidiaries in the United States of America (the “U.S.”), Japan, Taiwan, Korea, China, Singapore and Germany (together defined as the “Company”).

On January 30, 2025, the Company completed the acquisition of 100% shares of Sentronics Metrology GmbH (hereinafter – Sentronics) a privately-held German company. On July 1, 2023, ancosys, merged into Nova Measuring Instruments GmbH.

The ordinary shares of the Company are traded on the NASDAQ Global Market since April 2000 and on the Tel-Aviv Stock Exchange since June 2002.

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

A.
Principles of Consolidation and Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting and include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The condensed consolidated balance sheet as of December 31, 2024 was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on February 20, 2025.

In management’s opinion, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2025 and the Company’s condensed consolidated statements of comprehensive income, shareholders’ equity and cash flows for the six months ended June 30, 2025 and 2024. The results for the six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the full year ending December 31, 2025 or any other future interim or annual period.

B.
Use of Estimates in the Preparation of Financial Statements

The preparation of the condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company's management evaluates its estimates on an ongoing basis, including those related to, but not limited to standalone selling price, allowance for credit losses related to marketable securities, inventory write-offs, business combination, fair value and useful lives of intangible assets, income taxes and tax uncertainties income taxes, credit loss related to collectability of trade accounts receivable, goodwill impairment, lease discount rate and lease period. These estimates are based on management's knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ from those estimates.

NOVA LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands, except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.
Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, trade accounts receivable and foreign currency derivative contracts.

The majority of the Company’s cash and cash equivalents and bank deposits are invested in dollar instruments with major banks in Israel. Management believes that the financial institutions that hold the Company's investments are corporations with high credit standing. Accordingly, management believes that low credit risk exists with respect to these financial investments.

The trade accounts receivable of the Company are derived from sales to customers located primarily in Taiwan R.O.C., China, Korea and USA. The management of the Company performed risk assessment on an ongoing basis and believes it bears low risk.

The Company entered into options and forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. Counterparty to the Company’s derivative instruments is major financial institution.

The Company's marketable securities include investments in highly rated corporate debentures and governmental bonds. The financial institutions that hold the Company's marketable securities are major financial institutions located in the United States. The Company believes its marketable securities portfolio is a diverse portfolio of highly rated securities and the Company's investment policy limits the amount the Company may invest in an issuer.

D.
Significant Accounting Policies

There have been no material changes in the significant accounting policies from those that were disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2024 included in the Annual Report on Form 20-F other than those noted below.

E.
Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents represent short-term highly liquid investments (mainly interest-bearing deposits) with maturity dates not exceeding three months from the date of deposit. Restricted Cash consist primarily of cash used as collateral for the Company's office leases. Any cash that is legally restricted from use is classified as restricted cash.

The following table provides a summary of cash, cash equivalents and restricted cash that constitute the total amounts shown in the consolidated statements of cash flows:

	As of June 30, 2025	As of December 31, 2024
Cash and cash equivalents	160,563	157,779
Long term restricted cash	318	-
Cash, cash equivalents and restricted cash	160,881	157,779

F.
Remaining Performance Obligations

Remaining performance obligations (RPOs) represent contracted revenues that had not yet been recognized and include deferred revenues and invoices that have been issued to customers but were uncollected and have not been recognized as revenues. As of June 30, 2025, the aggregate amount of the RPOs was $87,868 comprised of $67,854 deferred revenues and $20,014 of uncollected amounts that were not yet recognized as revenues. The Company expects substantially all the RPO to be recognized as revenue over the next year.

NOVA LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands, except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Contract Balances Revenues recognized during the six months ended June 30, 2025 from deferred revenues amounts included in the opening balance at the beginning of the period amounted to $55,427.

G.
Earnings per Share

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share”. Pursuant to which, basic earnings per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares net of treasury shares outstanding for the period. Diluted earnings per share reflect the potential dilutive effect of options and RSUs and full dilutive effect of the Convertible Senior Notes, including adding back of amortization of debt issuance costs related to the Convertible Senior Notes, net of tax. The number of potentially dilutive options and RSUs excluded from diluted earnings per share due to the anti-dilutive effect of out of the money options for the six months ended June 30, 2025 and 2024 amounted to 281,248 and 178,953 respectively.

Net income per share is shown below (U.S. dollars and share data in thousands, except per share data):

	Six months ended June 30,
	2 0 2 5	2 0 2 4
Net income for basic earnings per share	133,114	82,002
Amortization of debt issuance costs related to the Convertible Notes, net of tax	500	567
Net income for diluted earnings per share	133,614	82,569

Basic weighted-average shares outstanding	29,315	29,018
Dilutive effect of share-based compensation	357	522
Dilutive effect of Convertible Senior Notes	2,358	2,681
Diluted weighted average shares outstanding	32,030	32,221

Earnings per share:
Basic	4.54	2.83
Diluted	4.17	2.56

H.
New Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted:

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosure. The standard requires to disclose additional information in tax rate reconciliation table about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories. The standard will become effective for annual periods beginning after December 15, 2024. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. This ASU requires to disclose disaggregated information about certain income statement expense line items. Entities are required to disclose purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. Specified expenses, gains or losses that are already disclosed under existing GAAP are required to be included in the disaggregated income statement expense line- item disclosures, and any remaining amounts need to be described qualitatively. Separate disclosures of total selling expenses and an entity’s definition of those expenses are also required. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

NOVA LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands, except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

NOTE 3 -	BUSINESS COMBINATIONS

A.
Acquisition of Sentronics Metrology GmbH

On January 30, 2025, the Company acquired 100% of the outstanding shares of Sentronics Metrology GmbH (“Sentronics”), a provider of wafer metrology tools for backend semiconductor fabrication for a cash amount of $60,158. The results of operations of Sentronics were consolidated in the Company’s financial statements commencing the date of acquisition and are not material, In addition the Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of operations.

Acquisition related expenses of $859 and $917 were expensed by the Company in general and administrative expenses in its condensed consolidated statements of operation for the six months ended June 30, 2025, and for the year ended December 31, 2024, respectively.

The transaction was accounted for as a business combination in accordance with ASC 805, "Business Combinations". Under the preliminary purchase price consideration allocation, the Company allocated the purchase price consideration to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values (with certain measurement exceptions prescribed by the purchase method such as contract assets, tax balances and other applicable items), which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition. Such estimates are subject to change during the measurement period which is limited to up to one year from the acquisition date. Any adjustments to the preliminary purchase price consideration allocation identified during the measurement period will be recognized in the period in which the adjustments are determined.

Goodwill represents the purchase price consideration paid in excess of the net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale. The goodwill is not deductible for income tax purposes.

NOVA LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands, except share and per share data)

NOTE 3 -	BUSINESS COMBINATIONS (Cont.)

The following table summarizes the preliminary value of assets acquired and liabilities assumed as of the acquisition date:

	Fair Value	Amortization period
Cash and Cash Equivalents	3,803
Trade accounts receivable, net	2,243
Inventories	8,297
Other current assets	380
Property, plant and equipment, net	6,212
Current Technology	14,540	5 years
Customer Relationships	2,554	7 years
Goodwill	34,414
Total assets acquired	72,443

Deferred Tax Liability	(6,076)
Other liabilities assumed	(6,209)
Total liabilities assumed	(12,285)

Net assets acquired	60,158

NOTE 4 -	MARKETABLE SECURITIES
The following is a summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of June 30, 2025:

	Matures within one year:			Matures after one year through five years:			Total
	Corporate	Governmental		Corporate	Governmental
	bonds	bonds	Total	bonds	bonds	Total
Unrealized Gain
Amortized Cost	63,595	27,689	91,284	195,962	29,665	225,627	316,911
Unrealized Gain	78	41	119	1,714	364	2,078	2,197
Fair Value	63,673	27,730	91,403	197,676	30,029	227,705	319,108

Unrealized Loss Less
than 12 months
Amortized Cost	49,454	34,426	83,880	48,597	-	48,597	132,477
Unrealized Loss	(31)	(8)	(39)	(112)	-	(112)	(151)
Fair Value	49,423	34,418	83,841	48,485	-	48,485	132,326

Unrealized Loss
12 Months or Greater
Amortized Cost	12,639	-	12,639	11,499	-	11,499	24,138
Unrealized Loss	(46)	-	(46)	(164)	-	(164)	(210)
Fair Value	12,593	-	12,593	11,335	-	11,335	23,928

Total	125,689	62,148	187,837	257,496	30,029	287,525	475,362

NOVA LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands, except share and per share data)

NOTE 4 -	MARKETABLE SECURITIES (Cont.)
The following is a summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of December 31, 2024:

	Matures within one year:			Matures after one year through five years:			Total
	Corporate	Governmental		Corporate	Governmental
	bonds	bonds	Total	bonds	bonds	Total
Unrealized Gain
Amortized Cost	125,296	39,220	164,516	66,989	20,912	87,901	252,417
Unrealized Gain	218	75	293	395	90	485	778
Fair Value	125,514	39,295	164,809	67,384	21,002	88,386	253,195

Unrealized Loss Less
than 12 months
Amortized Cost	23,535	3,026	26,561	108,786	16,620	125,406	151,967
Unrealized Loss	(10)	(5)	(15)	(871)	(92)	(963)	(978)
Fair Value	23,525	3,021	26,546	107,915	16,528	124,443	150,989

Unrealized Loss
12 Months or Greater
Amortized Cost	23,774	2,043	25,817	13,314	-	13,314	39,131
Unrealized Loss	(261)	(1)	(262)	(325)	-	(325)	(587)
Fair Value	23,513	2,042	25,555	12,989	-	12,989	38,544

Total	172,552	44,358	216,910	188,288	37,530	225,818	442,728

Proceeds from maturity of available-for-sale marketable securities during the six months period  ended June 30, 2025, and 2024 were $130,160 and $136,752, respectively.

Proceeds from sales of available-for sale marketable securities, were $3,036 which led to $1 realized losses, during the year ended December 31, 2024.

Unrealized losses related to marketable securities were determined to be not due to credit related losses. Therefore, the Company did not recognize an allowance for credit losses.

In accordance with ASC 820, the Company measures its marketable securities, at fair value using the market approach valuation technique. Marketable securities are classified within Level 2 because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The company does not intend to sell the investments and it is not more likely than not that the company will be required to sell the investments before recovery of their amortized cost bases

NOTE 5 -	INVENTORIES

	As of June 30, 2 0 2 5	As of December 31, 2 0 2 4

Raw materials	43,867	43,965
Service inventory	38,700	36,232
Work in process	44,012	37,036
Finished goods	55,441	39,366
	182,020	156,599

NOVA LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands, except share and per share data)

NOTE 6 -	FINANCIAL INSTRUMENTS

A.
Hedging Activities

The Company enters into forward contracts, and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses (mainly payroll and related expenses) and forecast transactions which are expected to be denominated mainly in NIS. The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes. The notional amounts of the hedging instruments as of June 30, 2025 and December 31, 2024 were $38,123 and $48,321 respectively. The terms of all of these currency derivatives are less than one year.

The estimated fair values of the derivative instruments are determined based on market rates to settle the instruments. The fair value of the Company’s derivative contracts (including forwards and options) is determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the Company’s derivative contracts have been classified as Level 2.

B.	Derivative Instruments The fair value of derivative contracts as of June 30, 2025 and December 31, 2024 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	As of June 30, 2 0 2 5	As of December 31, 2 0 2 4	As of June 30, 2 0 2 5	As of December 31, 2 0 2 4
Derivatives designated as hedging instruments in cash flow hedge	2,312	617	-	-

The impact of derivative instrument on operating income for the six months ended June 30, 2025 and 2024 was:

	Six months ended June 30,
	2 0 2 5	2 0 2 4
Cost of revenues:
Products	(111)	(12)
Services	(42)	(4)
Total cost of revenues	(153)	(16)
Operating expenses:
Research and development, net	(271)	(27)
Sales and marketing	(83)	(8)
General and administrative	(187)	(20)
Total operating expenses	(541)	(55)
Gain on derivative instruments	(694)	(71)

NOVA LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands, except share and per share data)

NOTE 7 -	COMMITMENTS AND CONTINGENCIES

The Company is obligated under certain agreements with its suppliers to purchase specified items of inventory which are expected to be utilized during the years 2025-2028. As of June 30, 2025, non-cancelable purchase obligations were approximately $125,371.

From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss. As of June 30, 2025 and December 31, 2024, the Company was not involved in any material claims or legal proceedings which require accrual of liability for the estimated loss.

NOTE 8 -	CONVERTIBLE SENIOR NOTES, NET

In October 2020, the Company issued $175,000 aggregate principal amount, 0% coupon rate, of convertible senior notes due 2025 and an additional $25,000 aggregate principal amount of such notes pursuant to the exercise in full of the over-allotment option of the initial purchasers (collectively, “Convertible Notes” or “Notes”).

The Convertible Notes are convertible based upon an initial conversion rate of 13.4048 of the Company’s ordinary shares per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $74.60 per ordinary share). The conversion rate will be subject to adjustment upon the occurrence of certain specified events. The Convertible Notes are senior unsecured obligations of the Company.

The Convertible Notes will mature on October 15, 2025, (the "Maturity Date"), unless earlier repurchased, redeemed or converted. Consequently, as of December 31, 2024, the Notes are classified as current liability. Prior to July 15, 2025, a holder may convert all or a portion of its Convertible Notes only under the following circumstances:

1.
During any calendar quarter commencing after the calendar quarter ending on March 31, 2021 (and only during such calendar quarter), if the last reported sale price of the Company’s ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

2.
During the five business day period after any 10 consecutive trading day period (“measurement period”) in which the trading price, determined pursuant to the terms of the Convertible Notes, per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day;

3.
If the Company calls such Convertible Notes for redemption in certain circumstances, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

4.	Upon the occurrence of specified corporate events.

On or after July 15, 2025 until the close of business on the second scheduled trading day immediately preceding the Maturity Date, a holder may convert its Convertible Notes at any time, regardless of the foregoing circumstances.

Upon conversion, the Company can pay or deliver cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

The Company may not redeem the notes prior to October 20, 2023, except in the event of certain tax law changes. The Company may, at any time and from time to time, redeem for cash all or any portion of the notes, at the Company's option, on or after October 20, 2023, if the last reported sale price of the Company`s ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which it delivers notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, (plus accrued and unpaid special interest (if any) to, but excluding, the redemption date).

NOVA LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands, except share and per share data)

NOTE 8 -	CONVERTIBLE SENIOR NOTES, NET (Cont.)

Upon the occurrence of a Fundamental Change as defined in the Indenture, holders may require the Company to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes, (plus accrued and unpaid special interest payable under certain circumstances set forth in the terms of the Convertible Notes (if any) to, but excluding, the fundamental change repurchase date). In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following the Company’s delivery of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or redemption, as the case may be.

As of the date of this report, the company’s irrevocable settlement method is physical settlement.

During 2025, a principal amount of $31,241 senior convertible notes was converted into 418,777 Company’s ordinary shares at a conversion rate of 13.4048.

The net carrying amount of the Convertible Notes as of June 30, 2025 and December 31, 2024 are as follows:

	As of June 30,	As of December 31,
	2 0 2 5	2 0 2 4
Principal amount	150,254	181,495
Unamortized issuance costs	(287)	(931)
Net carrying amount	149,967	180,564

Amortization of debt issuance costs related to the Convertible Notes amounted to $568 and $644 for the six months period ended June 30, 2025 and 2024, respectively.

As of June 30, 2025, the total estimated fair value of the convertible senior notes was approximately $554,135 ,The fair value of the convertible senior notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted price of the convertible senior notes in an over-the-counter market.

NOTE 9 -	SHAREHOLDERS’ EQUITY

A.
Rights of Shares:

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus shares (stock dividends) and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.
Share Repurchase:

In March 2022, the Company announced a $100 million repurchase program of the Company’s ordinary shares. Through June 30, 2025, the Company spent an aggregate of $71,530 million to repurchase 506,530 ordinary shares under the Company’s share repurchase program.

All treasury shares have been canceled as of the end of each respective year.

C.
Equity Based Incentive Plans:

The Company’s Board of directors approves, from time to time, equity-based incentive plans, the last of which was approved in August 2017. Equity-based incentive plans include stock options, restricted share units and restricted stock awards to employees, officers and directors.

NOVA LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands, except share and per share data)

NOTE 9 -	SHAREHOLDERS’ EQUITY (Cont.)

Share-based compensation The following table summarizes the effects of share-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Six Months Ended June 30,
	2 0 2 5	2 0 2 4
Cost of Revenues:
Product	2,106	2,045
Service	1,510	1,441
Research and Development	5,481	5,697
Sales and Marketing	2,468	2,454
General and Administrative	1,068	1,029
Total	12,633	12,666

As of June 30, 2025, there were non unrecognized compensation costs related to non-vested employee options and $30,585 of total unrecognized compensation costs related to non-vested employee RSUs.

Shares Options

Share options vest over four years and their contractual term may not exceed 10 years. The exercise price is the market price at the date of each grant.

During 2025 and 2024, the Company did not grant share options.

A summary of the activity in options granted to employees for the six months ended June 30, 2025 is as follows:

	2025
	Share Options	Weighted Average Exercise Price
Outstanding – as of December 31, 2024	38,550	35.45
Exercised	(9,161)	32.99
Cancelled	(1,617)	41.03
Outstanding - as of June 30, 2025	27,772	35.94

Options exercisable – as of June 30, 2025	27,772	35.94

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing share market price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's shares.

The total intrinsic value of options outstanding as of June 30, 2025 was $6,645.

The total intrinsic value of options exercisable as of June 30, 2025 was $6,644.

The total intrinsic value of options exercised during the six months ended June 30, 2025 and June 30, 2024 was $1,801 and $6,185 respectively.

The total fair value of options exercised during six months ended June 30, 2025 and June 30, 2024 was $26 and $77, respectively.

The weighted-average remaining contractual term of options exercisable and outstanding as of June 30, 2025 is 1.126.

NOVA LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands, except share and per share data)

NOTE 9 -	SHAREHOLDERS’ EQUITY (Cont.)

Restricted Share Units

Restricted Share Units (“RSU”) grants are rights to receive shares of the Company's ordinary shares on a one-for-one basis and are not entitled to dividends or voting rights, if any, until they are vested. RSU’s vesting schedules are 25% on each of the first, second, third and fourth anniversaries of the grant date, or, 33% on each of the first, second, and third anniversaries of the grant date. The fair value of such RSU grants is being recognized based on the accelerated method over the vesting period. Performance based RSU grants vest over a period of 3 years and are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.

As of June 30, 2025 the performance conditions are probable.

A summary of restricted share units (“RSU”) activity granted to employees for the six months ended June 30, 2025 is as follows:

	2025
	Number of RSUs	Weighted average grant date fair value (USD)
Unvested – as of December 31, 2024	496,536	127.39
Granted	28,107	232.40
Vested	(39,154)	111.94
Canceled	(11,463)	139.63
Unvested – as of June 30, 2025	474,026	134.59

NOTE 10   - INCOME TAXES

The Company's interim tax provision is determined using an annual effective tax rate, adjusted for year-to-date discrete items, as prescribed under ASC 740 (“Income Taxes”). Each quarter, the Company updates the estimate of the annual effective tax rate, and if required, makes a cumulative adjustment, which results in a provision or benefit from income taxes in current or subsequent quarters.

The Company recorded an income expense of $23,875 for the six months ended June 30, 2025, representing an effective tax rate of 15.2%, compared with an income tax expense of 14,797 for the six months ended June 30, 2024, representing an effective tax rate of 15.3%.

NOTE 11 -	SEGMENTS, GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.
Segments

The Company operates as one operating segment. The Company's chief operating decision maker ("CODM") is the Company’s president and CEO, who review financial information presented on a consolidated basis. The CODM uses consolidated operating margin and net income to assess financial performance and allocate resources. Further, the CODM reviews and utilizes functional expenses (cost of revenues, sales and marketing, research and development net, and general and administrative) at the consolidated level to manage the Company’s operations. These financial metrics are used by the CODM to make key operating decisions and to allocate resources.

See the condensed consolidated financial statements for financial information regarding the Company’s operating segment.

NOVA LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands, except share and per share data)

NOTE 11 -	SEGMENTS, GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

B.	Sales by Geographic Area (as Percentage of Total Sales):

	Six Months Ended June 30
	2 0 2 5	2 0 2 4
	%	%
China	35	49
Taiwan, R.O.C.	28	16
Korea	17	21
USA	8	8
Other	12	6
Total	100	100

Revenues are attributed to countries based on the geographic location of the customer.

C.	Sales by Major Customers (as Percentage of Total Sales):

	Six Months Ended June 30
	2 0 2 5	2 0 2 4
	%	%
Customer A	23	11
Customer B	12	16

D.	Long-lived assets by geographic location:

	As of June 30,	As of December 31,
	2 0 2 5	2 0 2 4
	%	%
Israel	45	48
US	22	24
Germany	28	22
Other	5	6
Total long-lived assets (*)	100	100

(*) Long-lived assets are comprised of property, plant and equipment, net and operating lease right-of-use assets.

NOTE 12 -
SUBSEQUENT EVENTS

On July 4, 2025, the “One Big Beautiful Bill Act” (“OBBBA”) was enacted into law. The OBBBA includes significant changes to the U.S. tax law, including the extension and modification of several key provisions of the Tax Cuts & Jobs Act. The Company does not expect the OBBBA to have a material impact on its consolidated financial statements.